Exhibit 99.1

Date: December 15, 2017

To: All Canadian Securities Regulatory Authorities

Subject: TANZANIAN ROYALTY EXPLORATION CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting

Record Date for Notice of Meeting :	January 24, 2018

Record Date for Voting (if applicable) :	January 24, 2018

Beneficial Ownership Determination Date :	January 24, 2018

Meeting Date :	February 28, 2018

Meeting Location (if available) :	Toronto, ON

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	87600U104	CA87600U1049

Sincerely,

Computershare

Agent for TANZANIAN ROYALTY EXPLORATION CORP.